CODE OF ETHICS AND BUSINESS CONDUCT

In this document, “Alithya” means Groupe Alithya inc. / Alithya Group inc. and any and all of its subsidiaries.
Upon joining Alithya, all employees and subcontractors undertake, by signing this document, to observe Alithya’s Code of Ethics and Business Conduct as well as related policies and guidelines (the “Code of Ethics” or the “Code”).
The Code of Ethics and Business Conduct was put together keeping in mind that Alithya employees and subcontractors must behave responsibly and in accordance with the company’s core values. By preserving our personal integrity and the professional reputation of Alithya, we will succeed in achieving the company’s mission and vision. When further guidance is required, please refer to the Human Capital Department.

EMPLOYEE OR SUBCONTRACTOR COMMITMENT
I hereby commit to respect the Company’s Code of Ethics and Business Conduct, the main provisions of which are outlined below:

Confidentiality
I hereby acknowledge that the information and documentation related to Alithya and its clients, to which I will have access in the execution of my duties at Alithya, are of a confidential and important nature and belong to Alithya or its clients, as the case may be. Consequently, I consent that throughout the duration, and following the end of my employment, I agree to:
1)Protect confidential information related to Alithya and its clients;
2)Never use for my personal benefit or for any other purposes, any confidential information or documentation or trade secrets related to Alithya and its clients, nor use Alithya’s client list, without prior written consent from Alithya and its clients;
3)Never publish or otherwise disclose the existence, source, content or substance of any confidential information or documentation to other Alithya employees, except on a need-to-know basis, in the execution of their functions;
4)At the end of my employment or my subcontractor agreement, or upon request, hand over to my manager or to any Alithya officer, any and all confidential information or documentation related to Alithya and its clients then in my possession;
5)Be bound by this confidentiality agreement for a period of twelve (12) months following the end of my employment at Alithya.
Intellectual property
(So that the employee or the subcontractor has control orientation, integrity and the use of his work, all types of intellectual property he created prior to his employment with Alithya belong to him.)
I assign to Alithya all my rights in all work that I shall perform as part of my duties during the term of my employment or my subcontract agreement at Alithya related to my work or my mandate and I authorize Alithya and its assignees to modify such work. I confirm that Alithya is free to use this work as it so wishes and I agree not to use it in any way, nor to divulge, publish or otherwise disseminate it without having obtained Alithya’s prior written consent. I will execute any document that may be useful or made necessary by Alithya to confirm or complete this assignment of rights. I hereby waive to the benefit of Alithya my moral rights, namely (i) the right to be recognized as the author of the work, as well as (ii) the right to contest any modification or use by Alithya of the work. In addition, I undertake to never use,
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reproduce or distribute, in whole or in part, other than in the exercise of my duties at Alithya, the software used in the execution of my duties at Alithya and at a client site.

Loyalty and avoidance of conflict of interest
I shall act at all times with diligence and loyalty towards Alithya and in such a way as to safeguard Alithya’s interests.
I agree not to place myself in a conflict of interest, that is, in a situation that would allow me to advance my personal interests, or those of a third party, at the expense of Alithya. I agree not to act in a way or publicly hold a position that might harm the image or reputation of Alithya. I shall take on no secondary employment or no secondary mandate without obtaining prior written consent from Alithya, understanding that it may come into conflict with my position or my mandate at Alithya or prevent me from devoting the time and effort required to perform my duties or my subcontract agreement.

Respect and integrity
I shall demonstrate courtesy, honesty, civility and respect for other employees of Alithya, for its clients, and for its suppliers. I will refrain from any form of harassment or discrimination against anyone because of race, place of origin, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, criminal record, marital status, family status or disability.

Information protection and systems infrastructures
I agree to respect the Alithya Security Policy and the Information Systems and Information Technologies (IS-IT) Use Policy, which I have read. I also agree to respect the policies related to the use of our clients’ systems, services and technological infrastructures (including equipment, software and telecommunication facilities) and to protect the data that they contain.

Alithya and client property and assets
I agree to take all reasonable precautionary measures to prevent damage, loss, theft, abuse or unauthorized use and disposal of Alithya and client property and assets that will be placed at my disposal. While working at a client’s site, I shall comply with the client’s practices and procedures and treat the client’s facilities with respect. I also agree to immediately return to Alithya, at the end of my employment or my mandate, as the case may be, or upon request from Alithya, all Alithya property and assets then in my possession.

Competitors
I acknowledge that I have both an ethical and legal responsibility to portray Alithya’s competitors fairly and accurately. I shall not use improper means for gathering information about Alithya’s competitors. For the duration of my employment or my subcontract agreement, I will not do anything to compete with Alithya or with the intention of creating a business that competes with Alithya.

Clients
1)For a period of twelve (12) months following the end of my employment or my subcontract agreement, I agree not to solicit or recruit, directly or indirectly, on my own account or that of a third party, any Alithya employees, nor to communicate with them in view of inducing them to leave Alithya.
2)For a period of twelve (12) months following the end of my employment or my subcontract agreement, I also agree not to solicit clients with whom I did business on Alithya’s behalf, or that I solicited in Alithya’s name during the last twelve (12) months of my employment or my subcontract agreement with Alithya.
3)I also agree not to work directly or indirectly, as an employee or otherwise, for such clients for a period of twelve (12) months following the end of my employment or my subcontract agreement.
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Third-party agreements
I will ensure that the provisions of any agreements with third parties will be strictly observed. I understand that unauthorized disclosure or use of information or records associated with these third-party agreements is prohibited.

Anti-corruption
In no case shall employees or subcontractors, directly or indirectly, give, offer, agree to give or offer bribes, nor shall they knowingly contravene any applicable law regarding corruption.
In addition, as part of their duties or their subcontract agreements, employees and subcontractors shall ensure that Alithya does not knowingly support operations with respect to which bribes are offered or given, and that Alithya always exercises due diligence in order to not unwittingly support such operations. Employees and subcontractors are responsible for exercising due diligence during all operations.

CODE OF ETHICS PROCEEDINGS
1.1    Scope of the Code
All of Alithya's policies, including this Code, derive from our core values. All our actions and decisions must therefore be inspired by these common values which serve as a reference for all. Alithya's Code of Ethics and Professional Conduct sets out the main rules and guidelines to be followed in all day-to-day activities. The Code cannot foresee all the situations to which Alithya may be confronted. The Code focuses on several situations that employees, subcontractors and managers may encounter in their professional activities. It is positive and beneficial for all to adopt ethical behavior with healthy practices.
1.2    Who is this Code for
This Code is intended, in all circumstances and without exception, to all Alithya employees, officers and subcontractors. Alithya suppliers and partners, as well as third parties, such as agents, are required to adhere to the Code when dealing with or on behalf of Alithya. Each cited participant must sign the commitment to respect the Code of Ethics at the end of this text and reiterate its commitment by signing it every year on the anniversary date of its employment or its subcontract agreement. Its commitment can be made in electronic form recognized by Alithya.
1.3    Responsibilities of the Employee and of the Subcontractor
Employees and subcontractors are expected to perform their tasks or mandates with fairness and integrity and contribute to the achievement of Alithya's goals to the best of their abilities and take decisions without compromise, in accordance with the intent of the Code. It is the responsibility of everyone to know the basis of the Code and to revise it from time to time. Everyone must know in detail the provisions applicable to his work or mandate. For any question relating to the Code, the employee or subcontractor will consult with his or her immediate supervisor or a contact person.
1.4    Responsibilities of the Manager
In addition to assuming the responsibilities of the employee and the subcontractor, Alithya managers must be thoroughly familiar with the Code and actively promote its application in their workplace. Managers need to lead by example in conduct based on high ethical standards and create a workplace that reflects the spirit of the Code. They must be vigilant to prevent, detect and adequately address any breaches of the Code. They have a duty to protect anyone reporting a breach of the Code and to work in conjunction with Alithya's Policy Officer.

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Any employee or subcontractor who becomes aware of a potential breach of the Code must, in good faith, promptly report it to his or her immediate superior or line superior if the latter is deemed to have committed the potential breach. If it is not followed up, he must report it using the outside line to report an offense. Depending on the severity of the offense, if preferred, the employee or subcontractor may use the outside line as of the first step.

The external line is a telephone link to a message center that redirects messages to a member of Alithya’s Board of Directors who will act as Alithya's Policy Officer.
1.4.1    Recognize an action that is not ethical
If there is any doubt, the following questions should be asked:

•Does this action comply with the Alithya’s Code of Ethics?
•Is this action legal?
•Would clients and shareholders approve this action?
•How would my family and friends react if they knew?

If the response causes discomfort, it may be that the proposed action is inappropriate.
1.4.2 Definition of an offense
Violation of a law, a regulation, a convention, not to be confused with an expression of dissatisfaction.
1.5    Reporting a Violation
Any employee of Alithya, as well as any subcontractor, customer, supplier, partner or other third party having knowledge of a possible breach of the Code or any breach of the law, by Alithya or any of its employees, has the duty to report this offense.
1.5.1 Who to notify
Anyone wishing to ask a question or obtain advice or having reason to believe that a violation of a provision of the Code or of the law has been committed or has committed such an offense must discuss it without delay with his / her immediate superior or an Alithya’s contact, as the case may be.

In most cases, the immediate superior can resolve the matter promptly. The employee or subcontractor who has reported the infringement and finding that it is not being investigated must address directly via the outside line and alert the Alithya's Policy Officer. This service is available 24 hours a day, 7 days a week.

TELEPHONE	1-844-879-4778	EMAIL	ethics.committee@deontol.com
1.5.2 Confidentiality and Anonymity
Anyone who reports a potential breach of the Code of Ethics has the right to confidentiality and anonymity. However, it is generally easier to conduct a fair and thorough investigation if the person reporting the facts identifies and identifies the persons involved in the breach. Alithya will do everything in its power to keep the person who reported the breach informed of the steps taken to resolve the situation. No employee shall be penalized, fired, demoted, suspended or discriminated against for reporting a possible breach of the Code, inquiring about the matter or seeking advice on how to deal with an alleged breach.

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1.5.3 Disciplinary measures
Failure to comply with the spirit or letter of the Code of Ethics or the Law may result in disciplinary measures in relation to the offense, which may include termination of employment or termination of the subcontract agreement. Any employee or subcontractor violating the Law exposes himself and Alithya to criminal sanctions, including fines and imprisonment or civil action for damages or fines.

Respect of the Code of Ethics and Business Conduct

I understand that the Code of Ethics and Business Conduct (“Code of Ethics”) ensures among other things the integrity of Alithya’s operating rules and internal controls, which are in keeping with our corporate governance quality practices. I commit to respect the Alithya Code of Ethics at all times and to report to my manager any situation contravening the Code of Ethics.

Employee’s name (Subcontractor’s and representative’s name)	Signature	Date

Alithya, as well as its employees, undertakes not to go beyond the terms described above.

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